UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 18, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pinnacle Airlines Corp.

File No. 001-31898 - CF#28521

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Pinnacle Airlines Corp. Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on May 31, 2012.

Based on representations by Pinnacle Airlines Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.103	through December 1, 2012
Exhibit 10.104	through December 1, 2012
Exhibit 10.105	through May 31, 2022
Exhibit 10.106	through May 31, 2022
Exhibit 10.107	through May 31, 2022
Exhibit 10.108	through May 31, 2022
Exhibit 10.110	through December 1, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel